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                               November 7, 2023

       Wensheng Fan
       Chief Executive Officer
       Spectral AI, Inc.
       2515 McKinney Avenue, Suite 1000
       Dallas, Texas 75201

                                                        Re: Spectral AI, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 30,
2023
                                                            File No. 333-275218

       Dear Wensheng Fan:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, please address the following:

                                                        Form S-1 requires that
registrants which are smaller reporting companies file an audited balance sheet as of the
end of each of the most recent two fiscal years, and audited statements of
comprehensive income, cash flows and changes in stockholders' equity for each of the two fiscal
years preceding the date of the most recent audited balance sheet.
                                                        Please refer to Rule
8-02 of Regulation S-X and amend accordingly.

                                                        Form S-1 also requires
that registrants file a copy of the auditor's consent to the use of its audit report or an
acknowledgment letter regarding the use of its review report in any filing under the
Securities Act as an exhibit. Please refer to Item 601(B)(23) of Regulation
                                                        S-K and amend
accordingly.
              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.



              Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any questions.
 Wensheng Fan
Spectral AI, Inc.
November 7, 2023
Page 2
                                       Sincerely,

FirstName LastNameWensheng Fan         Division of Corporation Finance
                                       Office of Industrial Applications and
Comapany NameSpectral AI, Inc.
                                       Services
November 7, 2023 Page 2
cc:       Lynwood E. Reinhardt, Esq.
FirstName LastName